Exhibit 99.1

S&P raises its ratings on FCA N.V.

S&P Global Ratings communicated today that it has upgraded its long term corporate credit rating on FCA N.V. from “BB+” to “BBB-”; Outlook is Stable.

The short-term credit rating is upgraded from “B” to “A-3”.

London, 8 January 2021

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